SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A.T. Kearney, Inc.

and

Kearney Ventures, LLC
(Names of Applicant)

227 W. Monroe Street
Chicago, Illinois 60606
(Address of principal offices of Applicant)

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Affan Arain A.T. Kearney, Inc. 227 W. Monroe Street Chicago, Illinois 60606	David A. Form Sidley Austin LLP 787 Seventh Avenue New York, New York 10019

This Application consists of 29 pages, including exhibits.

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	AMENDED AND
	)	RESTATED APPLICATION FOR
KEARNEY VENTURES LLC	)	AN ORDER OF EXEMPTION
A.T. KEARNEY INC.	)	PURSUANT TO SECTIONS 6(b)
	)	AND 6(e) OF THE INVESTMENT
227 W. Monroe Street	)	COMPANY ACT OF 1940
Chicago, Illinois 60606)
)

I.     SUMMARY OF APPLICATION

The Applicants (as defined herein) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder and Rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this application (the “Application”). The order would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

No form having been prescribed by the Commission, the Applicants proceed under Rule 0‑2 under the 1940 Act.

II.     THE APPLICANTS

The “Applicants” include Kearney Ventures LLC, a Delaware limited liability company (the “Fund”) and any other subsequent pooled investment vehicles, if any, substantially similar in all material respects (other than form of organization, investment objective and strategy, and other differences described herein) that may be offered in the future to Eligible Investors (as defined below) and operated as an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act (each, a “Subsequent Fund”) (the Fund and the Subsequent Funds are sometimes referred to herein collectively as the “Investment Funds”), as well as A.T. Kearney, Inc., a global management consulting firm organized as a Delaware corporation (“Kearney”), for itself and for each Kearney Entity (as defined below). The Fund is relying on Rule 6b‑1 under the 1940 Act pending the order applied for hereby. Kearney is a global management consulting firm that is owned exclusively, directly or indirectly, by its senior professionals.

III.     THE INVESTMENT FUNDS

General. Kearney has formed one Investment Fund, the Fund, and may form additional Investment Funds to enable Eligible Investors (as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of Kearney or a Kearney Entity without the necessity of having each investor identify such opportunities. In addition, the pooling of resources should allow the Eligible Investors access to investments which usually would not be offered to them as individual investors and the minimum investment level of which might otherwise be beyond their desired investment amounts.

The Fund is a Delaware limited liability company, formed in 2021 pursuant to a limited liability company operating agreement, as may be supplemented and/or updated from time to time (the “Fund Agreement”).  The Fund is being offered only to Eligible Employees to enable them to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them. The Fund invests in a diverse array of venture capital funds, and funds pursuing similar strategies, by investing in funds of venture capital funds and venture capital funds themselves, as well as by investing directly in Portfolio Companies (as defined below).  The underlying funds are diverse and may invest both inside and outside the United States.  The Fund is managed by a board of managers (the “Managers”), which is comprised of Members (as defined below) of the Fund.  Each Manager shall be an “accredited investor” as that term is defined in Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act (as defined below). The Managers established the Fund’s investment objectives, including the types of funds in which the Fund invests and/or will invest and the percentage of the Fund’s assets to be invested in each type of fund.  It is expected that the Fund will invest its assets in four to six different funds established by two third-party investment managers (the “Initial Underlying Managers”) in order to achieve the Fund’s investment objective established by the Managers, but may invest directly in private early stage/seed and pre-seed stage companies (“Portfolio Companies”). The funds managed by the Initial Underlying Managers are expected to include two funds of venture capital funds and three funds that invest directly in Portfolio Companies.  The funds of venture capital funds will be funds-of-funds that will invest in other venture capital funds-of-funds managed by various investment advisers unaffiliated with the Initial Underlying Managers, and the direct investing funds will invest directly in Portfolio Companies, if and when direct investment opportunities are made available to the Initial Underlying Managers. In addition, the Fund has the authority to invest directly in Portfolio Companies.

The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership or corporation. The duties and responsibilities of the Managers with respect to an Investment Fund will be set forth in the applicable Investment Fund Agreement (as defined below).  If a limited liability company structure is used for an Investment Fund, generally none of the members of the limited liability company would be liable to third parties for the obligations of the Investment Fund. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”) or having similar features to enable a single Investment Fund to function as if it were several successive Investment Funds for ease of administration. The organizational documents for any Subsequent Funds (together with the Fund Agreement, the “Investment Fund Agreements”), will set forth the terms applicable to an investor’s interest in such Investment Fund, including a Subsequent Fund’s investment objectives and strategies.

An Investment Fund will offer interests therein (“Interests”) (other than short-term paper) solely to (1) Kearney, (2) any entity controlling, controlled by, or under common control with Kearney (each a “Kearney Entity”) or (3) persons who are Eligible Investors.

Eligible Investors. “Eligible Investors” as used herein means persons who at the time of investment are (a) current or former employees, partners, principals, officers and directors of Kearney or a Kearney Entity (including people involved in administration, marketing, and operations of Kearney or a Kearney Entity) and current Consultants (as defined below) (“Eligible Employees”), (b) the immediate family members of Eligible Employees, which are parents, children, spouses of children, spouses, and siblings, including step or adoptive relationships (“Immediate Family Members”), and (c) a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee; a partnership, corporation or other entity created or controlled by an Eligible Employee1; and a trust or other entity established solely for the benefit of Eligible Employees and/or Immediate Family Members (“Eligible Investment Vehicles”). To qualify as an Eligible Investor with respect to an Investment Fund, each Eligible Employee and Immediate Family Member must, if purchasing an Interest from an Investment Fund or from a Member (as defined below), be an “accredited investor” as that term is defined in Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act of 1933 (the “Securities Act”) (or, in the case of Eligible Investment Vehicles only if either: (i) the investment vehicle is an accredited investor, as defined in Rule 501(a) of Regulation D under the Securities Act or (ii) an Eligible Employee is a settlor2 and principal investment decision-maker with respect to the investment vehicle), except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not accredited investors may become investors in an Investment Fund if each of them falls into one of the following categories: an Eligible Employee who (a) (i) has a graduate degree in business, law or accounting and has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience or (ii) has a minimum of eight years of consulting, investment management, investment banking, legal or similar business experience and (b) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as an investor of the Investment Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Investment Fund. An Eligible Employee described above will only be permitted to invest in an Investment Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in an Investment Fund and in all other Investment Funds in which that investor has previously invested. Kearney or any Kearney Entity that acquires Interests in an Investment Fund will be an accredited investor. Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the 35 non‑accredited investor limit discussed above.

It is possible that, at the discretion of the Managers, consultants or business or legal advisors of Kearney or Kearney Entities may be offered the opportunity to participate in the Investment Funds, either directly or through an Eligible Investor of such consultant or advisor.  Kearney believes that persons or entities whom Kearney or a Kearney Entity has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Kearney or Kearney Entities (“Consultants”) share a community of interest with Kearney, Kearney’s employees and the Kearney Entities’ employees. In order to participate in the Investment Funds, Consultants must be currently engaged by Kearney or a Kearney Entity and will be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a) of Regulation D.  If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in an Investment Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to Kearney or Kearney Entities and will be required to qualify as “accredited investors” under Rule 501(a) of Regulation D.  In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of Kearney or Kearney Entities and who have an interest in maintaining an ongoing relationship with Kearney. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the Managers similar to the access afforded other Eligible Employees who are employees, officers or directors of Kearney or Kearney Entities. Accordingly, there is a close nexus between Kearney and such entities.

Prior to offering Interests to an Eligible Employee or Immediate Family Member, the Managers must reasonably believe that the Eligible Employee or Immediate Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The Managers may impose more restrictive standards for Eligible Investors in their discretion.

1 Any reference to an Eligible Investment Vehicle which is an entity created by, rather than controlled by, an Eligible Employee refers only to a corporate blocker entity created, and continuing to operate, for the purpose of facilitating (a) the tax efficient investment of Eligible Employees or other Eligible Investment Vehicles in a Fund and (b) the charitable giving of Eligible Employees. The mandate of an Eligible Investment Vehicle created by an Eligible Employee is determined by the relevant Eligible Employee and will be limited to permitted investments in vehicles managed by Kearney (such as an Investment Fund).
2 If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other eligible individuals, and contributed funds to such vehicle.

In order to ensure that a close nexus between the Eligible Investors and Kearney is maintained, the permitted categories of Eligible Investors will be further circumscribed as described below. First, the terms of each governing document for an Investment Fund will provide that any Immediate Family Member participating in such Investment Fund (either through direct beneficial ownership of Interests or as an indirect beneficial owner through an Eligible Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee. If, to the knowledge of an Investment Fund’s Managers, a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of Interests in an Investment Fund, such Investment Fund will be required to repurchase such Interests from such person, or otherwise cause such Interests to be transferred by such person to an Eligible Investor, for, at a minimum the lesser of (a) the amount of Capital Contributions (as defined below) made with respect to such Interests plus interest (calculated at a rate determined by the Managers to be reasonably comparable to interest earned by the Investment Fund on Temporary Investments (as defined below)) less prior distributions made with respect to such Interests and (b) the fair market value of the Interests as determined at the time of such required repurchase or transfer.

Second, including Eligible Investment Vehicles of Eligible Employees as Eligible Investors provides such Eligible Employees with the ability to make investments in the Investment Funds through personal investment vehicles over which they exercise investment discretion or vehicles the management or affairs of which they otherwise control through ownership of voting securities or otherwise. Eligible Employees may, from time to time, form these types of investment vehicles for the purpose of implementing their personal investment and estate planning objectives. Because an Eligible Employee of Kearney controls its Eligible Investment Vehicles, there would be a close nexus between Kearney and such Eligible Investment Vehicles.

Given the nexus between the Eligible Employees, Immediate Family Members, Eligible Investment Vehicles and Kearney and the mechanisms that are in place to ensure that only those persons with a close affiliation with Kearney become and remain Members in an Investment Fund, the Applicants believe that the limitations on the classes of persons who may subscribe for, acquire or hold Interests in an Investment Fund enables such Investment Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act. Notwithstanding the foregoing or anything contrary in this Application, the Managers of an Investment Fund or a Kearney Entity will have the absolute right to purchase any Interests according to the minimum payment provisions set forth below if such Managers determine in good faith that any investor’s continued ownership of such Interests jeopardizes such Investment Fund’s status as an “employees’ securities company” under the 1940 Act and as contemplated by this Application.

Applicants submit that a substantial community of interest exists among Kearney, the Kearney Entities and the current and future Members of the Fund, given the purposes and operations of the Fund and the nature of the Eligible Investors actually participating in such funds. The Fund is organized to provide a benefit for Eligible Investors by providing the opportunity to participate in certain investment opportunities which would in all likelihood be unavailable to such investors acting individually. Applicants submit that a substantial community of interest will likewise exist among Kearney, the Kearney Entities and the Members of any future Investment Funds. Kearney will “control” (as defined in Section 2(a)(9) of the 1940 Act) the Fund and any Subsequent Fund organized after the date hereof, determined without regard for the level of ownership by Kearney in the Fund or any Subsequent Fund.

Investments. The Investment Funds will invest in certain investment opportunities that come to the attention of Kearney or a Kearney Entity. These opportunities may include investments in operating businesses, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, and other securities investments (each particular investment being referred to herein as an “Investment”). The Investment Funds will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in an Investment Fund will allow the Eligible Investors who are members of the Investment Fund to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means. The members of an Investment Fund are referred to herein as “Members.”

An Investment Fund may invest in another Investment Fund in a “master-feeder” or similar structure. For example, an Investment Fund established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in an Investment Fund established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues. An Investment Fund may also be operated as a parallel fund making investments on a side-by-side basis with a Kearney Entity or alongside a fund managed and sponsored by an entity unaffiliated with Kearney (a “Third Party Sponsored Fund”). Any Kearney Entity’s co-investment with an Investment Fund will be subject to the restrictions contained in Condition 4 below.

Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern the eligibility of an Investment Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

Some of the investment opportunities for an Investment Fund may involve parties for which Kearney or a Kearney Entity was, is or will be retained to act as management consultants, and Kearney or a Kearney Entity may be paid by such parties for management consulting services and for related disbursements and charges. These amounts paid to Kearney or a Kearney Entity will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests. As described below, Kearney may be reimbursed by an Investment Fund for direct costs of disbursements and expenses that it incurs on behalf of an Investment Fund.

No Investment will be made by an Investment Fund (or with respect to any Series thereof) unless the Investment has been approved by the Managers. No Member will make or have the right to make an individual investment decision with respect to any Investment made by the Investment Fund or any Series thereof. In the event an Investment is so selected, the Investment will be allocated among the capital accounts of all Members on a pro rata basis determined with reference to each Member’s Capital Commitment (as defined below) or undrawn capital (or, in the case of a Series, each Member’s Capital Commitment or undrawn capital attributable to such Series). No single Investment will, at the time such Investment is made, account for more than 40 percent of the Capital Commitments of the Investment Fund (or Series thereof) unless the Members would be eligible to invest directly in such Investment.

Subject to the terms of the applicable governing documents and this Application, an Investment Fund will be permitted to enter into transactions involving (i) a Kearney Entity, (ii) a Portfolio Company or (iii) any Member or person or entity affiliated with a Member. Such transactions may include, without limitation, the purchase or sale by an Investment Fund of an Investment, or an interest therein, from or to any Kearney Entity, acting as principal. Prior to engaging in any such transactions that are Section 17 Transactions (as defined below), the Managers will make the findings and comply with the recordkeeping requirements of Condition 1.

A Kearney Entity (or the Managers) may to the extent otherwise permissible under applicable regulatory requirements provide a full range of management consulting services or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith from entities in which an Investment Fund makes an investment or from competitors of such entities. Such fees or other compensation may include, without limitation, consulting fees. Employees of Kearney may serve as partners, officers or directors of such entities pursuant to rights held by an Investment Fund or a Kearney Entity to designate such partners, officers or directors, and receive fees and expense reimbursement in connection with such services. Any such fees or other compensation or expense reimbursement received by Kearney or any Kearney Entity will generally not be shared with any Investment Fund.

Capital Commitments. Each Member will commit to contribute a fixed amount of capital to an Investment Fund (the “Capital Commitment”). Each such Member will make one or more capital contributions (“Capital Contributions”) with respect to such Capital Commitment and other amounts due to such Investment Fund, in one or more installments, in accordance with a contribution schedule or upon written notice as provided in the applicable Investment Fund Agreement, to fund Investments that have been selected in the manner described below. A Member may make an additional Capital Commitment only if such Member is an Eligible Investor at the time such additional Capital Commitment is made.

Prospective Investments with respect to such Capital Commitments must be made within the period specified in the applicable Investment Fund Agreement. The terms and conditions relating to Capital Commitments and Capital Contributions will be fully disclosed to Eligible Investors prior to the acceptance of their subscription documents.

Eligible Investors may be offered the opportunity to borrow funds from Kearney to acquire Interests and/or to fund Capital Contributions. Any such loans will be interest-bearing and may be on a recourse or non-recourse basis, and may be secured by a pledge of equity in a Kearney Entity, including the Interests.

Kearney is expected to provide a portion of the initial capital for each Investment Fund in order that the Investment Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder).  Kearney is expected to retain its Investment Fund interests, but it may also withdraw its capital or sell its capital commitments to Eligible Investors as Eligible Investors purchase interests in such Investment Fund over time.  These practices will be fully disclosed to Eligible Investors.

Management. Each Investment Fund will be managed by its board of managers (the “Managers”). The Managers of the Fund are Eligible Employees (or, in the case of Members (as defined below) that are family trusts, the respective employee, partner or affiliate of Kearney or a Kearney Entity who is a trustee, grantor and/or beneficiary thereof or, in the case of Members that are family partnerships or other family investment vehicles, the respective employee, partner or affiliate of Kearney or a Kearney Entity who is a partner or other controlling person thereof). Each Manager shall be a Member of the Fund. Future Managers shall be elected by a Majority of the Managers and shall have the requisite sophistication to take actions on behalf of the Fund. Through the Managers, Kearney will control the Investment Funds within the meaning of section 2(a)(9) of the 1940 Act.

The chief function of the Managers will be to review and select Investments for an Investment Fund (or a Series thereof) from time to time.  No management fee or other compensation will be paid by an Investment Fund or the Members to the Managers.

Administration of each Investment Fund will be vested in the Managers. The Managers may determine to delegate administrative activities to a third-party administrator. The administrator will in no event be a Member or otherwise hold any other security of an Investment Fund unless qualified as an Eligible Investor. If a third-party administrator is retained by the Managers, the administrator will not recommend Investments or exercise investment discretion. The only functions of the administrator will be ministerial.

The terms of each Investment Fund will be determined by Kearney, consistent with the terms and conditions of the Order. The specific investment objectives, strategies and risks for an Investment Fund will be set forth in an information memorandum relating to the Interests being offered, and in the relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the information memorandum and applicable Investment Fund Agreement before making an investment in an Investment Fund. The terms of the Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.

Kearney may establish Subsequent Funds in the future. However, the formation of such Subsequent Funds should not result in competition among Investment Funds, as a Subsequent Fund will not be established until all previously organized Investment Funds (or each existing Series of an Investment Fund) have substantially fully committed their available funds to Investments, or unless the Subsequent Fund has a different investment objective. As used herein, the terms “Members,” and “Managers” include members and any managers of Subsequent Funds. Other than the investment objectives, strategies, form of organization, groups of Eligible Investors invited to participate and/or as otherwise described herein, Subsequent Funds will be substantially similar in form and operation to the Fund.

Specifics on “Eligible Investors”. Interests in any Investment Fund will be offered only to Kearney, Kearney Entities, or Eligible Investors. As previously stated, Eligible Investors include only Eligible Employees, Immediate Family Members and Eligible Investment Vehicles. A Member may make an additional Capital Commitment to an Investment Fund only if he, she or it meets the criteria for an Eligible Investor contained herein at the time such additional Capital Commitment is made. In addition, the Managers may impose more restrictive suitability standards with respect to any Investment Fund.

Applicants believe that substantially all of the present and former senior professionals of Kearney and a smaller number of the total employees of Kearney and the Kearney Entities currently qualify as Eligible Investors. Such Eligible Investors have experience in matters of management consulting, investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal, marketing or operational activities related thereto. Many Eligible Investors have had substantial experience acting as management consulting professionals in one or more of the foregoing businesses, and in order to invest in Interests such investors must meet the criteria set forth in the preceding paragraph. As a result, each Eligible Investor will be able to make the investment decision to purchase Interests of an Investment Fund (or any Series thereof) on his or her own. Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public, and Eligible Investors will know and have access to the Managers so as to obtain any information necessary for an Eligible Investor’s decision as to whether to participate in an Investment Fund. Interests will be offered and sold by the Investment Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(a)(2) or pursuant to Regulation D or Regulation S promulgated thereunder.

In connection with any Investment Fund, the Applicants further confirm as follows:

(a)          Kearney, the Kearney Entities, the Managers, and any other person acting for or on behalf of the Investment Funds shall act in the best interest of the Investment Funds and their Members.

(b)         Notwithstanding any language in the organizational documents for or other contractual arrangement regarding an Investment Fund that modifies or purports to modify a grant of discretion (including, but not limited to, the use of the words “at its sole discretion” or “at its absolute discretion”), whenever Kearney, the Kearney Entities, the Managers, or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with good faith and any fiduciary duties owed to the Investment Funds and the Members.

(c)         The organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision which protects or purports to protect Kearney, the Kearney Entities, the Managers, or their delegates against any liability to the Investment Fund or the Members in a manner not permitted by law.

Specifics on Investment Fund Operations. A Capital Commitment by a Member must be paid, in one or more installments in accordance with a contribution schedule or upon written notice, as provided in the applicable Investment Fund Agreement, to fund Investments selected by the Managers. A Member that fails to contribute any part of its Capital Commitment or any portion of a fee calculated with respect to that Member, if applicable, will be in default. The terms and conditions relating to a default with respect to Interests in an Investment Fund will be fully disclosed to Eligible Investors prior to the acceptance of their subscription documents. To provide flexibility in connection with an Investment Fund’s obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make Capital Contributions with respect to their Capital Commitments, an Investment Fund Agreement may provide that the Investment Fund may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund with respect to the funding of Investments (excluding, for the avoidance of doubt, indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan) will be non-recourse to the Members, but may be secured by a pledge of the Members’ respective capital accounts and unfunded Capital Commitments. An Investment Fund will not borrow from any person that is not a Kearney Entity if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of an Investment Fund (other than short-term paper). As noted above, a Member may make an additional Capital Commitment only if such Member is an Eligible Investor at the time such additional Capital Commitment is made. If Kearney or a Kearney Entity makes a loan to an Investment Fund, the lender will be entitled to receive interest, provided that the rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. An Investment Fund will not lend any funds to Kearney or a Kearney Entity. If Kearney or a Kearney Entity extends a loan to an Eligible Investor in respect of any Investment Fund, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm’s length basis. Loans will not be extended or arranged if otherwise prohibited by law.

Redemption; Withdrawal. Members will not be entitled to redeem their respective Interests in a closed-end Investment Fund. A Member will be permitted to transfer his or her Interest only with the express consent of the Managers, which may be withheld in the discretion of the Managers, and then only to Kearney, a Kearney Entity or an Eligible Investor. A Member will not be permitted to withdraw from an Investment Fund except with the consent of the Managers (which may be withheld in their discretion). A Member will not be subject to removal except for good cause as determined by the Managers, or if the Managers, in their discretion, deem such withdrawal to be in the best interest of the Investment Fund. The Interests of a Member who is no longer eligible to own interests in an employees’ securities company as defined in section 2(a)(13) of the 1940 Act will be repurchased, subject to the minimum payment provisions described below. The Managers do not currently intend to require any Member to withdraw. Each governing document of an Investment Fund will describe the consequences, if any, for a Member’s interest in the event of termination of that investor’s employment or role as a partner, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether Kearney or a Kearney Entity will be required to or will have the option to acquire all or a part of the Member’s interest. Upon withdrawal or sale of a Member’s Interest, the Investment Fund or purchaser will at a minimum pay to the Member the lesser of: (a) the amount of such Member’s Capital Contributions plus interest (calculated at a rate determined by the Managers to be reasonably comparable to interest earned by the Investment Fund on Temporary Investments) less prior distributions; and (b) the fair market value of the Interest as determined at the time of such withdrawal or sale in good faith by the Managers. If a Member ceases to be a partner or employee of Kearney or any Kearney Entity, such Member may continue to be a Member of the Investment Fund, although with the consent of the Managers, such Member may be permitted to assign his or her interest to other Eligible Investors, and/or be paid for his or her Interest as described above. The terms of any purchase apply equally to any Immediate Family Member of, or Eligible Investment Vehicle related to, an Eligible Employee.

In the event of the death of a Member, such Member’s estate will succeed to the right to receive distributions with respect to the deceased Member’s interest in the Investment Fund but will not be admitted as a substitute Member.

Distributions. The Managers have discretion as to the timing of distributions (cash and other proceeds from an Investment Fund’s Investments) to its Members. Such distribution policy is expected to be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities.

Valuation. The value of the Members’ Capital Accounts (as defined below) is determined at such times as the Managers deem appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund’s fiscal year-end. The Managers will only cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of the Investment Fund; valuation of a Member’s interest at other times remains the responsibility of the individual Member. The Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members, in accordance with the applicable Investment Fund Agreement.

The Managers value the assets held by an Investment Fund at the current market price (closing price) in the case of marketable securities. All other securities are valued by the Managers in good faith at fair value. The foregoing valuation method is applicable in each instance in which a value is assigned to Interests in the Investment Fund.

Fees and Expenses. Each Investment Fund will generally bear its own expenses. Kearney or a Kearney Entity, as applicable, may be reimbursed by an Investment Fund for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Investment Fund, including administrative expenses. Kearney or a Kearney Entity may allocate to an Investment Fund any out-of-pocket expenses specifically attributable to the organization and operation of that Investment Fund. Such reimbursements may include legal fees, filing fees, registration fees, tax preparation fees, auditing fees, mailing costs, telephone charges and other similar costs. There will be no allocation of any of Kearney’s operating expenses to the Investment Funds. Some of the investment opportunities available to an Investment Fund may involve parties for which Kearney was, is or will be retained to act as management consultants, and Kearney may be paid by such parties for management consulting services and for related disbursements and charges. These amounts paid to Kearney will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests or their sponsors.

No management fee or other compensation will be paid by an Investment Fund or the Members to the Managers. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

Additional Terms of the Investment Funds. Each Investment Fund will operate either as a closed-end or open-end management investment company and a particular Investment Fund will operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act.

Certain Investments acquired by an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs, venture capital investments, private equity funds, venture capital funds, private placements, bankrupt entities, real estate and other similar situations, and may include both put and call options or warrants. In addition, certain Investments may involve quantitative or alternative investment strategies such as risk arbitrage, including, for example, convertible securities arbitrage. Certain Investments may involve investments in equity interests in one or more of the following: foreign currency securities, securities representing oil and gas and other mineral interests, precious metals securities, the securities of foreign issuers and real estate securities.

Capital will be contributed to an Investment Fund periodically as determined by the Managers3. Pending the payment of the full purchase price for an Investment or a Capital Contribution to an Investment, funds contributed to an Investment Fund may be invested in short-term high quality investments or deposited in interest-bearing bank accounts (collectively, “Temporary Investments”).

The formation of an Investment Fund is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest with less risk due to diversification and to achieve returns on their investment which may be greater proportionately than returns they can obtain on individual investments. An Investment Fund may invest in investment opportunities offered to, or that come to the attention of, Kearney and the Kearney Entities or the Managers, including opportunities in which Kearney or any Kearney Entity (including Members of the Investment Funds) may invest for their own respective accounts or as to which Kearney or the Kearney Entities and their affiliates act as management consultant to the issuer, underwriter, placement agent and/or investment adviser, subject to conditions 1 through 4 below. An Investment Fund will operate either as a blind pool where, for example, investment opportunities arise subsequent to Member commitments, or as a vehicle for making a specific investment that is known and identified to Members prior to their election to participate in the Investment Fund.

Certain Investments will be long-term private Investments in partnerships and limited liability companies, which restrict transfer of securities but may permit redemptions. Thus, the capital will be withdrawn from the partnership or limited liability company if a decision to terminate the Investment is made and such equivalent withdrawal is permitted. If any transfer is permitted, the securities may be sold in arms-length transactions if they are not redeemable. Any securities of publicly traded companies in which the Investment Fund invests, if disposed of, will be sold at the current market value or may be distributed in kind, if in accordance with all applicable state and federal securities laws.

3 As a matter of convenience for Members that are Eligible Employees, an Investment Fund may satisfy Capital Contribution obligations of such Members by obtaining payment directly from the amounts otherwise payable to such Members from Kearney, or by a line of credit from Kearney that will be paid off by the amounts otherwise payable to such Members from Kearney. An Investment Fund may also make distributions to Members by using Kearney as a paying agent for electronic transfers to its Members.

An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the applicable Investment Fund Agreement, an Eligible Investor will become a Member of an Investment Fund. The net income, net gain and net loss of an Investment Fund will be determined in accordance with its Investment Fund Agreement. Each Member of the Investment Fund will have a separate capital account (a “Capital Account”) with respect to which such Member has made a Capital Commitment. Such Capital Account will equal the sum of all the Capital Contributions of such Member (x) increased by such Member’s allocable share of income and gain as provided in the applicable Investment Fund Agreement and (y) decreased by (i) such Member’s share of deduction, loss and expense as provided in the applicable Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by the Investment Fund to such Member pursuant to the applicable Investment Fund Agreement. In the event that the Managers determine, in their sole discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the Managers may be authorized or directed to make such modification.

The Managers are authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest or a repurchased Interest in the Investment Fund. The Managers may determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, the Capital Account balances of the Members shall not be reduced below zero.

Reports and Accounting. Within 180 days (or 120 days for any Investment Fund that is not a fund-of-funds) after the end of each Investment Fund’s fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of the Investment Fund will contain financial statements audited by an independent accounting firm. For purposes of this requirement, “audit” has the meaning defined in Rule 1-02(d) of Regulation S-X. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement.

An Investment Fund, as soon as practicable after the end of each tax year of such Investment Fund, will transmit a report to each Member setting out information with respect to that Member’s distributive share of income, gains, losses, credits and other items for U.S. federal income tax purposes, resulting from the operation of the Investment Fund during that year.

The Fund will: (i) adopt the written procedures needed to ensure compliance with the terms and conditions of this Application including the procedures required by condition 3 below and Rule 38a-1, as modified in this Application (“Modified Rule 38a-1”), (ii) appoint a chief compliance officer, and (iii) otherwise be in compliance with Modified Rule 38a-1 and with the terms and conditions of the Application.

Applicants state that the Fund and any Subsequent Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

IV.     APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.

Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such persons from acting as principal, to effect any transaction in connection with, any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder.

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that each registered investment company to adopt a written code of ethics and to monitor all transactions of each access person of such investment company.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for: an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

V.     DISCUSSION

The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Funds and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this Application.

Section 17(a)

Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.  The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a Kearney Entity (or any affiliated person of such Kearney Entity), or any affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of an Investment Fund (“First-Tier Affiliates”) or affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of such persons (“Second-Tier Affiliates,” and together with First-Tier Affiliates, “Affiliates”), acting as principal, to engage in any transaction directly or indirectly with any Investment Fund or any company controlled by such Investment Fund; and (b) permit an Investment Fund to invest in or engage in any transaction with any Kearney Entity, acting as principal, (i) in which such Investment Fund, any company controlled by such Investment Fund or any Kearney Entity has invested or will invest, or (ii) with which such Investment Fund, any company controlled by such Investment Fund or any Kearney Entity is or will become otherwise affiliated.  The transactions to which any Investment Fund is a party will be effected only after a determination by the Managers that the requirements of Conditions 1, 2 and 3 in Section VI below have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents.

Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members will be informed in an Investment Fund’s offering materials of the possible extent of the dealings by such Investment Fund and any Portfolio Company with Kearney, any Kearney Entity or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with those dealings. The community of interest among the Managers, the Members, Kearney and the Kearney Entities will serve to reduce the risk of abuse in transactions involving an Investment Fund and Kearney, any Kearney Entity or any affiliated person thereof.

Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d) and Rule 17d-1

Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund. Applicants assert that strict compliance with Section 17(d) and Rule 17d-1 would, in many instances, force an Investment Fund to refrain from making an attractive Investment simply because an Affiliate has made or is contemplating making the same Investment.

Joint transactions in which an Investment Fund could participate might include the following: (1) a joint investment by one or more Investment Funds in a security in which Kearney or a Kearney Entity, or another Investment Fund, is a joint participant or plans to become a participant; (2) a joint investment by one or more Investment Funds in another Investment Fund; and (3) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror.

Applicants submit that the relief sought from Section 17(d) and Rule 17d-1 is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. As noted above, the Eligible Investors are sophisticated and experienced in business and financial matters and have the same economic interest as all other Members. In addition, Applicants note that, in light of the purpose of Kearney and the Kearney Entities of establishing the Investment Funds so as to reward Eligible Investors and to attract highly qualified personnel to Kearney and the Kearney Entities, the possibility is minimal that an affiliated party investor will enter into a transaction with an Investment Fund with the intent of disadvantaging such Investment Fund. Applicants believe that the possibility that an Investment Fund may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with conditions 1 through 4 below.

Applicants suggest that strict compliance with Section 17(d) and Rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, Kearney, a Kearney Entity or other affiliated persons of the Investment Fund, Kearney or the Kearney Entities also had, or contemplated making, a similar investment.

In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co‑participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Investment Funds may be given the opportunity to co-invest with entities to which Kearney or a Kearney Entity provides, or has provided, services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund, Kearney, any Kearney Entity or affiliated persons of such affiliated persons.

The Applicants believe that such entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to Kearney and the Kearney Entities that the interests of their clients take priority over the interests of the Investment Funds and that the activities of their clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden Kearney’s or the Kearney Entities’ clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of Kearney or a Kearney Entity that is not an affiliated person of Kearney, any Kearney Entity or the Investment Fund is fundamentally different from such Investment Fund’s relationship to Kearney, the Kearney Entities and their affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by Kearney, the Kearney Entities and their affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis unaffiliated persons of Kearney or the Kearney Entities or the Investment Fund who are clients of Kearney or a Kearney Entity.

Applicants acknowledge that any transactions subject to Section 17(d) and Rule 17d-1 of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of Kearney; (ii) for purposes of the Rule, (A) employees of Kearney or a Kearney Entity will be deemed employees of the Investment Funds, (B) the Managers will be deemed to be officers of such Investment Funds, and (C) the Managers will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that most of the investments will be evidenced by partnership agreements or similar documents, rather than by negotiable certificates which could be misappropriated. Such instruments are most suitably kept in Kearney’s files, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2.

Section 17(g)

Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Investment Funds who are not “interested persons” of the respective Investment Funds (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Managers, regardless of whether any of them is deemed to be an interested person of the Investment Funds. Each Manager will be an interested person of the Investment Funds. Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a Manager who is not an “interested person.”

The Investment Funds will comply with all other requirements of Rule 17g-1, except that the Investment Funds request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any other disinterested directors of the Investment Funds, and that any legal counsel for those disinterested directors be independent legal counsel. Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Investment Funds. The Managers will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and the Applicants agree that all such material will be subject to examination by the Commission and its staff. The Managers have designated a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company, the Investment Funds will not have public investors. Exempting the Investment Funds from these provisions does not diminish investor protections, as Eligible Investors will still receive the protections offered by the Investment Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the Investment Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1. In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Investment Funds will not have boards of directors. The Managers of an Investment Fund are the functional equivalent of the board of directors of an investment company. As stated above, the Managers appoint the person responsible for maintaining, and have access to, all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the Managers regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to the Investment Funds. As discussed above, the Investment Funds will not have boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Investment Funds. Moreover, in light of the purpose of the Investment Funds and the community of interest among the Investment Funds, and between the Investment Funds and the Managers, Applicants believe that little purpose would be served by this requirement, even if it were feasible. The Investment Funds will comply with all other requirements of Rule 17g-1. The fidelity bond of the Investment Funds will cover the Managers and all employees of Kearney or any Kearney Entity who have access to the securities or funds of the Investment Funds.

Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-l(b), because they are burdensome and unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive, and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Fund and the Managers by virtue of their common economic interest in the Investment Fund and their common association with and interest in Kearney or a Kearney Entity. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described herein. Within 180 days (or 120 days for any Investment Fund that is not a fund-of-funds) after the close of each fiscal year of the Investment Fund, or as soon as practicable thereafter, the Managers shall prepare or cause to be prepared and distribute to each Member an annual report which will include financial statements audited by an independent accounting firm. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, as soon as practicable after the end of each tax year, the Investment Fund will transmit to each Member a report indicating his or her share of the income or losses of the Investment Fund for federal income tax purposes for that year.

Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt the Managers, any 10 percent shareholder and any other person who may be deemed to be an officer, director, member of an advisory board, or otherwise subject to Section 30(h), of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their ownership of Interests in the Investment Fund. There is no trading market for Interests, and transferability of Interests is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Exchange Act would not be served by requiring the filing of Forms 3, 4, and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations thereunder. Each Investment Fund will comply with Rule 38a-l(a), (c) and (d), except that (i) the Managers of each Investment Fund will fulfill the responsibilities assigned to the Investment Fund’s board of directors under the Rule, (ii) because all Managers would be considered interested persons of the Investment Funds, approval by a majority in interest of the disinterested board members contemplated by Rule 38a-l will not be obtained, and (iii) because all Managers would be considered interested persons of the Investment Funds, the Investment Funds will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Managers.

VI.     CONDITIONS

The Applicants agree that the order will be subject to the following conditions:

1.          Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Managers determine that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members.

In addition, the Managers will record and preserve a description of such Section 17 Transactions, the findings of the Managers, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.         If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a Manager (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund’s determination of whether or not to effect the purchase or sale.

3.        The Managers will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.          The Managers will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) Kearney and any Kearney Entity; (c) a current or former partner or key administrative employee of Kearney or a Kearney Entity; (d) a company in which a Manager, Kearney or a Kearney Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company’s securities; or (e) an investment vehicle offered, sponsored, or managed by Kearney or an affiliated person of Kearney.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; (d) when the investment is comprised of securities that are national market system (“NMS”) stocks, pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in Section 2(a)(16) of the 1940 Act.

5. An Investment Fund will send, within 180 days (or 120 days for any Investment Fund that is not a fund-of-funds) after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Managers will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, as soon as practicable after the end of each tax year, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.          An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

VII.     REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6 (e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken. Each Applicant states that the person signing and filing this Application on behalf of such Applicant has been fully authorized to do so and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1 and Exhibit A-2. Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is 227 W. Monroe Street, Chicago, Illinois 60606, and further state that all communications or questions concerning this Application should be directed to:

David A. Form
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in the application.

A.T. KEARNEY INC.

Dated: July 5, 2023	By:	/s/ Affan Arain
	Name:	Affan Arain
	Title:	Secretary

KEARNEY VENTURES LLC

Dated: July 5, 2023	By:	/s/ Alex Middleton
	Name:	Alex Middleton
	Title:	Manager

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of A.T. Kearney, Inc., does hereby certify that this Application is signed by Affan Arain, Secretary of A.T. Kearney, Inc., pursuant to the authority vested in him in his capacity as such.

A.T. KEARNEY, INC

By:	/s/ Raquel Alvarez Mateos
Name:	Raquel Alvarez Mateos
Title:	Treasurer

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being a duly appointed manager of Kearney Ventures, LLC does hereby certify that this Application is signed by Alex Middleton, Manager of Kearney Ventures LLC, pursuant to the authority vested in him in his capacity as such.

KEARNEY VENTURES, LLC

By:	/s/ Evan Gutoff
Name:	Evan Gutoff
Title:	Manager

Exhibit B-1

Verification

The undersigned states that he has duly executed the foregoing Application, dated as of July 5, 2023, for and on behalf of A.T. Kearney, Inc., that he is Secretary of A.T. Kearney, Inc., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

A.T. KEARNEY, INC.

By:	/s/ Affan Arain
Name:	Affan Arain
Title:	Secretary

Exhibit B-2

Verification

The undersigned states that he has duly executed the foregoing Application, dated as of July 5, 2023, for and on behalf of Kearney Ventures, LLC, that he is Manager of Kearney Ventures, LLC, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KEARNEY VENTURES, LLC

By:	/s/ Alex Middleton
Name:	Alex Middleton
Title:	Manager